Exhibit (a)(1)(I)

SUPPLEMENT TO

OFFER LETTER

TO ALL HOLDERS OF $7.00 WARRANTS

(INCLUDING WARRANTS INCLUDED IN OUTSTANDING UNITS)

TO PURCHASE SHARES OF COMMON STOCK OF

IRIDIUM COMMUNICATIONS INC.

November 26, 2012

As you are aware, Iridium Communications Inc., which is referred to in this document as the “Company” or “Iridium,” is making an offer to all holders of the Company’s issued and outstanding warrants exercisable for shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at an exercise price of $7.00 per Share (the “Warrants”) to exchange during the Offer Period 0.1667 Shares for every Warrant tendered. Certain defined terms used herein shall have the meanings given to such terms in the Offer Letter dated October 2, 2012, as amended on October 17, 2012, October 29, 2012 and November 6, as supplemented on October 24, 2012 and as further supplemented hereby, which is referred to collectively as the “Offer Letter.” The Company is sending you this Supplement to the Offer Letter to provide you with updated summary financial information regarding Iridium as well as to notify you of a recent material agreement involving a subsidiary of Iridium.

Restated Summary Financial Information

On November 20, 2012, the Company filed with the Securities and Exchange Commission (the “SEC”) Amendment No. 1 to the Company’s Annual Report on Form 10-K/A (the “Form 10-K/A”). The Form 10-K/A amends the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, which was originally filed on March 6, 2012. The Form 10-K/A was filed for the purpose of restating certain amounts in the Selected Financial Data in Item 6, Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 7, Financial Statements in Item 8 and Controls and Procedures in Item 9A of the Company’s original Annual Report on Form 10-K.

The Company determined there were errors in the Company’s previously issued consolidated financial statements as of and for the years ended December 31, 2009, 2010 and 2011 and the quarters ended December 31, 2009 through December 31, 2011. These errors pertained to (i) certain components of the Company’s provision for income taxes related to a non-operating foreign subsidiary and (ii) the recognition of expense related to the fee for the undrawn portion of the Company’s $1.8 billion loan facility and its related effect on the provision for income taxes. The errors did not have any impact on the Company’s previously reported revenue or operating income, cash balances or total assets.

The restatement increased the Company’s income tax benefit and decreased net loss by $2.1 million for the year ended December 31, 2009; increased the undrawn credit facility fee included in other expenses by $1.0 million, increased income tax expense by $1.8 million and decreased net income by $2.8 million for the year ended December 31, 2010; decreased the undrawn credit facility fee included in other expenses by $1.0 million, decreased income tax expense by $0.4 million and increased net income by $1.4 million for the year ended December 31, 2011. As a result of the restatement, basic and diluted net loss per share decreased by $0.04 for the year ended December 31, 2009 and basic and diluted net income per share decreased $0.04 for the year ended December 31, 2010 and increased by $0.02 for the year ended December 31, 2011.

The Company believes that the restatement does not impact any trends in its business or have any current or prospective impact on its results of operations or its compliance with its debt covenants. This restatement relates to non-cash entries in the consolidated financial statements and has no effect on total cash flows or cash balances.

The restatement is more fully described in Note 3 of the Notes to the Consolidated Financial Statements included in the Form 10-K/A.

The Company has presented below its restated summary consolidated financial data. The following restated summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in the Form 10-K/A and in the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012 and September 30, 2012, each of which is incorporated herein by reference.

The restated summary consolidated statements of operations data for the fiscal years ended December 31, 2011 and 2010 and the summary consolidated balance sheet data as of December 31, 2011 and 2010 are derived from our audited consolidated financial statements that are included in the Form 10-K-A. The summary consolidated statements of operations data for the three and nine months ended September 30, 2012 and 2011 and the summary consolidated balance sheet data as of September 30, 2012 are derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012. Our interim results are not necessarily indicative of results for the full fiscal year and our historical results are not necessarily indicative of the results to be expected in any future period.

	Three Months Ended		Nine Months Ended		Year Ended December 31,
	September 30, 2012	September 30, 2011 (restated)	September 30, 2012	September 30, 2011 (restated)	2011	2010
	(unaudited)		(unaudited)		(restated)
	(in thousands, except per share data)
Consolidated Statements of Operations Data
Total revenues	$100,441	$102,124	$291,236	$289,330	$384,307	$348,173
Cost of services (exclusive of depreciation and amortization)	$14,000	$17,770	$47,991	$54,467	$71,181	$72,579
Cost of subscriber equipment	$14,194	$13,793	$40,828	$38,900	$54,113	$61,661
Total operating expenses	$68,753	$77,926	$217,186	$228,088	$307,306	$310,813
Operating income	$31,688	$24,198	$74,050	$61,242	$77,001	$37,360
Income before income taxes	$29,532	$21,395	$66,783	$52,442	$65,581	$34,612
Net income	$17,839	$12,013	$47,920	$32,618	$41,035	$19,941
Weighted average shares outstanding - basic	74,376	73,354	73,738	71,755	72,164	70,289
Weighted average shares outstanding - diluted	76,131	74,558	75,886	73,651	73,559	72,956
Net income per share - basic	$0.24	$0.16	$0.65	$0.45	$0.57	$0.28
Net income per share - diluted	$0.23	$0.16	$0.63	$0.44	$0.56	$0.27

	As of
	September 30, 2012	December 31, 2011	December 31, 2010
	(unaudited)	(restated)	(restated)
	(in thousands, except per share data)
Consolidated Balance Sheet Data:
Current assets	$287,751	$227,242	$208,729
Noncurrent assets	$1,341,274	$1,146,944	$838,720
Current liabilities	$98,395	$95,890	$133,841
Noncurrent liabilities	$765,707	$576,278	$258,692
Stockholders’ equity	$764,923	$702,018	$654,916
Book value per share	$10.19

Ratios of Earnings to Fixed Charges

The following table sets forth our ratios of earnings to fixed charges and preferred dividends for the periods shown:

	Nine Months Ended September 30, 2012	Year Ended December 31
		2011 (restated)	2010 (restated)	2009
	($ in thousands)
Ratio of earnings (loss) to fixed charges and preferred dividends	5.5	5.1	20.2	(901.7)
Deficiency of earnings (loss) to fixed charges and preferred dividends	$—	$—	$—	$(46,040)

Our ratio of earnings to fixed charges is computed by dividing earnings by the sum of fixed charges and preferred stock dividends. “Earnings” consist of pre-tax income (loss) plus fixed charges, less capitalized interest and capitalized deferred financing costs. “Fixed charges” consist of interest expense, capitalized interest and amortization of deferred financing fees, whether expensed or capitalized, and “preferred dividends” consist of the amount of pre-tax earnings required to pay dividends on the 1,000,000 shares of 7.00% Series A Cumulative Perpetual Convertible Preferred Stock, issued in October 2012. For all historical periods shown, we had no outstanding shares of preferred stock, and therefore, there were no other preferred dividends included in the calculations of ratio of earnings to fixed charges and preferred dividends for these periods.

Amended and Restated Limited Liability Company Agreement of Aireon LLC

As described in the Company’s Current Report on Form 8-K filed with the SEC on November 19, 2012, on November 19, 2012, Iridium Satellite LLC, an indirect wholly owned subsidiary of the Company, and Aireon LLC, a subsidiary of Iridium Satellite, entered into an Amended and Restated Limited Liability Company Agreement of Aireon (the “Agreement”) with NAV CANADA and NAV CANADA Satellite, Inc., a wholly owned subsidiary of NAV CANADA. Under the Agreement, NAV CANADA Satellite may acquire up to a controlling interest in Aireon, which prior to the date of the Agreement was a wholly owned subsidiary of Iridium Satellite. The Agreement provides for the purchase by NAV CANADA Satellite of Series A preferred membership interests in five tranches representing up to 51% of the fully diluted equity of Aireon for an aggregate investment of $150 million. Each tranche is subject to the satisfaction of various operational, commercial, regulatory and financial conditions. NAV CANADA Satellite made its first tranche investment of $15 million, representing 5.1% of the fully diluted equity of Aireon, on November 19, 2012. The final tranche is scheduled for late 2017. The Agreement provides for Aireon to be managed by a seven-member board of directors. Following the first tranche, Iridium Satellite may nominate five directors, NAV CANADA may nominate one director, and one director shall be an independent director agreed to by Iridium Satellite and NAV CANADA. The Agreement also provides the minority-interest holder with a variety of protective provisions.

Additional Information

For more information about the Company, please refer to Amendment No. 1 to the Company’s Annual Report on Form 10-K/A, the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012 and September 30, 2012 and the Company’s other filings made with the SEC. The Company recommends that you review the materials that it has filed with the SEC before making a decision on whether or not to tender your Warrants. The Company will also provide without charge to you, upon your written or oral request, a copy of any or all of the documents to which the Company has referred you. See Section 13 of the Offer Letter for more information regarding reports the Company files with the SEC and how to obtain copies of or otherwise review such reports.

The information about the Company contained in the Offer Letter and in this Supplement should be read together with the information contained in the documents to which the Company has referred you.

Iridium Communications Inc.

November 26, 2012